Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER ANNOUNCES BOARD APPOINTMENT, NEW DIRECTIONS AND NEW VICE-PRESIDENT, EXPLORATION

November 26, 2007

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR) is pleased to announce that Gordon Cummings, President & CEO, has been appointed to fill the vacancy on the Board created by the retirement of Robert Longe. In addition, the Company announces that Marius Maré, P.Geo, has been appointed as Vice-President, Exploration for the Company. Mr. Maré is a member of the Association of Professional Engineers and Geoscientists of British Columbia and has a B.Sc. (Hons) and an M.Sc. in Geological Sciences from the University of Manitoba. Mr. Maré brings more than 20 years of experience as a geologist including the management of gold and silver exploration programs in Mexico, Canada and Tanzania.

Mr. Cummings, the newly appointed CEO, laid out his vision for Kimber and the prospects for its Monterde gold-silver project located in the prolific Sierra Madre gold-silver belt of Mexico. “I look forward to working with the Kimber Board as CEO and a fellow Director. The Board is completely aligned in the view that Kimber must aggressively step up the level of exploration activity at our exciting Monterde project. I believe there is real potential to find significant additional gold and silver resources at Monterde, especially in the vicinity of the Carmen deposit, where we are advancing our geologic model and metallurgical studies. We also intend to increase shareholder value by expanding our exploration efforts to include the large and prospective land holdings we have in the Sierra Madre and elsewhere in Mexico. I am very pleased to welcome Marius Maré as Vice-President, Exploration. Marius’ technical ability and experience, particularly with epithermal gold-silver systems in the Sierra Madre, will be a huge asset to the Company in spearheading our exploration focus.”

Mr. Maré, Vice-President, Exploration commented, “I have visited the Monterde property within the last few weeks and was impressed by the Monterde camp and the quality and experience of the Mexican geologic team currently being assembled. There is clearly significant exploration potential at Monterde that warrants evaluation. From my initial review, I am looking forward to investigating the underground potential of Carmen, where there is potential for the discovery and definition of high grade resources in the same, but largely untested, stratigraphy hosting other major deposits in the area. I am excited to be joining the Kimber team at this time and look forward to seeing the full potential of our properties realized.”

Kimber owns mineral concessions covering approximately 32,000 hectares in the prospective Sierra Madre gold-silver belt, including the Company’s Monterde property where three gold-silver deposits have already been identified, including the Carmen deposit. The Carmen deposit, which has been extensively drilled, is currently undergoing detailed geologic modeling in order to evaluate the potential for a combined open pit and underground mining operation based on current resources. Further, reconnaissance exploration carried out in 2007 has identified a number of new exploration targets. In addition, the Company has a 100% interest in the mineral concessions of its Pericones property, a 6300 hectare property targeted for silver, located approximately 100 kilometres southwest of Mexico City.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings
CA President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Cautionary Statement
Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.